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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 10-C
                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                           Mentor Graphics Corporation
                 (Exact name of issuer as specified in charter)

             8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777
                    (Address of principal executive offices)

Issuer's telephone number, including area code: (503) 685-7000


                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.        Title of Security: Common Stock

2. Number of shares outstanding before the change: 55,484,379 as of January 30, 1996

3.        Number of shares outstanding after the change: 61,929,924

4.        Effective date of change: 1/31/96

5.        Method of change:

                  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

                  Merger of M Acquisition Sub, Inc., a wholly owned subsidiary of the Company with and into Microtec Research, Inc. ("Microtec")


         Give brief description of transaction:

                  The Company registered 6,445,545 shares of its Common Stock for issuance to the stockholders of Microtec in connection with the merger described herein.


                          II. CHANGE IN NAME OF ISSUER

1.        Name prior to change: N/A

2.        Name after change: N/A

3.        Effective date of charter amendment changing name: N/A

4.        Date of shareholder approval of change, if required: N/A


Date:   January 31, 1996              /s/ Dean Freed
                                      -----------------------------------
                                      Dean Freed, Vice President, General
                                      Counsel and Secretary